                                                                  Exhibit 12(b)


                           J. C. Penney Company, Inc.
                       (the Company and all subsidiaries)

           Computation of Ratios of Available Income to Fixed Charges

                                             52 weeks     53 weeks
                                              ended        ended
                                             --------     --------
                                             July 30,     July 31,
                                               1994         1993
                                             --------     --------
($ Millions)

Income from continuing operations
  (before income taxes and
  before capitalized interest)                $1,671       $1,308
                                              ------       ------

Fixed charges

  Interest (including capitalized
   interest)

     On operating leases                          97           96
     On short term debt                           62           38
     On long term debt                           225          269
     On capital leases                             9            9
     Other, net                                    0           12
                                              ------       ------
          Total fixed charges                    393          424
                                              ------       ------

          Total available income              $2,064       $1,784
                                              ======       ======

Ratio of available income to fixed charges       5.2          4.2
                                              ======       ======

The interest cost of the LESOP notes guaranteed by the Company is not included in fixed charges above.

The Company believes that, due to the seasonal nature of its business, ratios for a period other than a 52 or 53 week period are inappropriate.